UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

  Under The Securities Exchange Act of 1934

Opulent Acquisition, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

iHealthcare, Inc., 141 NE 3rd Avenue, Miami, FL 33132

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2016

(Date Of Event Which Requires Filing Of This Statement)

If the filing person or entity has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.   |_|

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

iHealthcare, Inc.,

State of Incorporation: Florida

Address: 141 NE 3rd Avenue, Miami, FL 33132

Noel Mijares and David A. Bingaman are the controlling shareholders of iHealthcare, Inc. Mr. Mijares owns 62.5% and Mr. Bingaman owns 37.5% of the issued and outstanding shares.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	|_|
	(b)	|_|

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
20,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
20,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON OR ENTITY

                                            20,000,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              100%

(14)	TYPE OF REPORTING PERSON/ENTITY

                                            COMPANY

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of Opulent Acquisition, Inc., a Delaware corporation.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person(s) filing this statement are Noel Mijares and David A. Bingaman whom represent the shareholder herein, iHealthcare, Inc., hereinafter sometimes referred to as the “Reporting Entity” or “Reporting Entity.” iHealthcare, Inc., has an address located at 141 NE 3rd Avenue, Miami, FL 33132.

During the past ten years, the Reporting Person (including its control party) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Entity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last ten years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 11, 2016, the Reporting Entity, and Jeffrey DeNunzio entered into a Share Purchase Agreement. Pursuant to the Agreement, on January 14, 2016 Mr. Jeffrey DeNunzio transferred to iHealthcare, Inc., 20,000,000 shares of our common stock which represents all of our issued and outstanding shares in consideration of $25,000.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 20,000,000 shares of common stock held by Jeffrey DeNunzio to iHealthcare, Inc. The transaction closed on January 14, 2016.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

iHealthcare, Inc., a Florida corporation, beneficially owns 20,000,000 shares of the Issuers Common Stock. Through their controlling interest in iHealthcare, Inc., Noel Mijares and David A. Bingaman are deemed to be the indirect and beneficial shareholders of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Date: January 14, 2016

/s/ Noel Mijares
Noel Mijares

/s/ David A. Bingaman
David A. Bingaman